Clearview Trading Advisors, Inc.

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clearview Trading Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 900
(No. and Street)

(City)	(State)	**10169** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Ettin **(646-747-5220)**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarlow & Co., CPA, PC
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, **Gregg Ettin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clearview Trading Advisors, Inc.**, as of **June 30**, 20**18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

State of New York
County of New York

Sworn (or Affirmed) to before me this 30 day of August, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAMELA R OVANDO
Notary Public – State of New York
NO. 01OV6352622
Qualified in New York County
My Commission Expires Dec 27, 2020

Clearview Trading Advisors, Inc.

Table of Contents



TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Clearview Trading Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2018, and the related notes (collectively referred to as the financial statement) that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tarlow & Co., C.P.A.'s

Tarlow & Co., C.P.A.'s

We have served as Clearview Trading Advisors, Inc.'s auditor since 2018.

New York, NY

August 30, 2018


CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018


ASSETS

Cash and cash equivalents	$ 77,460
Commissions receivable	2,590
Clearing deposit	1,003,766
Due from clearing firm	308,799
Securities owned, at market value	206,684
Property, equipment and leasehold improvements - net of accumulated depreciation of $219,085	89,278
Other assets	20,614
Total assets	$ 1,709,190

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 292,585
Securities sold not yet purchased	15,831
Deferred rent liability	95,178
Total liabilities	403,594

Stockholder's Equity

Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	2,040,754
Retained earnings (deficit)	(747,658)
Total stockholder's equity	1,305,596
Total liabilities and stockholder's equity	$ 1,709,190


The accompanying notes are an integral part of this statement.


Clearview Trading Advisors, Inc.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2018

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") was incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).   The Company is a non-clearing broker and does not handle any customer funds or securities. The Company is located in Manhattan, New York City. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Securities Transactions and Revenue Recognition
Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade date basis as securities transactions occur. Consulting revenues are earned from providing technical analysis of equities. Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned by fee contract or the success of a predetermined specified event and the income is reasonable determinable.

Significant Credit Risk and Estimates
The responsibility for processing customer activity rests with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch is charged back to the Company.

The Company in conjunction with Merrill Lynch, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2018.

Cash and Cash Equivalents
Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Clearview Trading Advisors, Inc.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2018

(2) Summary of Significant Accounting Policies (continued)

Property, equipment and leasehold improvements
Property and equipment is carried at cost and is depreciated over their useful lives of 5 to 7 years using the straight line method. Leasehold improvements are carried at cost and are amortized over the life of the lease.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.
.

Clearview Trading Advisors, Inc.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2018

(3) **Property, Equipment and Leasehold Improvements**

Property, equipment and leasehold improvements consist of the following at June 30, 2018:

Furniture and fixtures	$107,411
Leasehold Improvements	99,773
Computer equipment	101,178
	308,362
Less: Accumulated depreciation	(219,084)
	$89,278

Depreciation expense for the year ended June 30, 2018 was $64,280.

(4) **Commitments and Contingencies**

Leases
The Company leases office space in New York City. The terms of this lease require annual base
lease payments as follows:

Year	Annual Base Rent
2018	$180,460
2019	370,823
2020	31,750
	$583,033

Rent expense for the year ended June 30, 2018 was $537,490.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018 the Company had net capital of $1,160,378, which was $1,060,378 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 33.42% as of June 30, 2018.